June 8, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Maryse Mills-Apenteng
Barbara C. Jacobs

Re:	Palm, Inc.
Form 10-K for Fiscal Year Ended May 30, 2008
Filed July 25, 2008
File No. 000-29597

Dear Ms. Mills-Apenteng and Ms. Jacobs:

Palm, Inc. (“Palm”, the “Company”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated May 22, 2009 regarding our Form 10-K filed with the Commission on July 25, 2008.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended May 30, 2008

Intellectual Property, page 10

1.	We note your response to prior comment 1 of our letter dated April 14, 2009. We are unable to concur with your assertion that the Windows agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that your analysis addresses your dependence on the Palm OS as compared to the Windows OS. While we concur with your assertions regarding your dependence on Palm OS, you have not demonstrated that you are not also substantially dependent, by the terms of the contract with Microsoft, on the revenue stream generated by Windows OS. Please file the agreement or specifically address why it is not required to be filed given its material terms (which you should describe in your response, including any commitments and requirements) and the revenue stream generated thereby.

Response: With respect to the question of whether Palm is substantially dependent on its license agreement for the Microsoft Windows Mobile OS, Palm takes note of the Commission’s position that both (1) the contract with Microsoft contains significant minimum purchase commitments and (2) Palm’s revenue stream related to products based on the Windows OS is material. We acknowledge the Commission’s position that Palm is substantially dependent on its license agreement for the Microsoft OS with respect to Palm’s fiscal year 2008 and, without agreeing or disagreeing with that position, Palm will respectfully file the agreement on a Current Report on Form 8-K prior to the filing of its next Annual Report on Form 10-K.

In connection with our responses we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me or our Associate General Counsel, Jonathan Shanberge, at (408) 617-7000. If the Staff continues to disagree with Palm’s positions, we would appreciate an opportunity to arrange a conference call with counsel to discuss the matter further. Thank you.

Sincerely,

Palm, Inc.

By:	/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer

cc:	Brian J. Lane, Gibson, Dunn & Crutcher LLP

2